Auto-Callable Contingent Coupon Barrier Notes with Memory Coupon Linked to the Least Performing of Two Underliers Due September 28, 2028

PRODUCT CHARACTERISTICS
•	Contingent Coupons with Memory Feature — If the Notes have not been automatically called, investors will receive a Contingent Coupon on a quarterly Coupon Payment Date if the closing value of each Underlier is greater than or equal to its Coupon Threshold on the immediately preceding Coupon Observation Date. A Contingent Coupon that is not payable on a Coupon Payment Date may be paid later, but only if the closing value of each Underlier is greater than or equal to its Coupon Threshold on a later Coupon Observation Date. You may not receive any Contingent Coupons during the term of the Notes.

•	Call Feature — If, on any quarterly Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called for 100% of their principal amount plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.

•	Contingent Return of Principal at Maturity — If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value, at maturity, investors will receive the principal amount of their Notes plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, at maturity, investors will lose 1% of the principal amount of their Notes for each 1% that the Final Underlier Value of the Least Performing Underlier is less than its Initial Underlier Value.

KEY TERMS
Issuer:	Royal Bank of Canada (“RBC”)
CUSIP:	78017PSS1
Underliers:	The common stock of Deere & Company (Bloomberg symbol “DE UN”) and the Class A common stock of Alphabet Inc. (Bloomberg symbol “GOOGL UW”)
Trade Date:	September 25, 2025
Issue Date:	September 30, 2025
Valuation Date:	September 25, 2028
Maturity Date:	September 28, 2028
Payment of Contingent Coupons with Memory Feature:

If the Notes have not been automatically called, investors will receive a Contingent Coupon on a Coupon Payment Date if the closing value of each Underlier is greater than or equal to its Coupon Threshold on the immediately preceding Coupon Observation Date. If a Contingent Coupon is not payable on any Coupon Payment Date, it will be paid on any later Coupon Payment Date on which a Contingent Coupon is payable, if any, together with the payment otherwise due on that later date.

No Contingent Coupon will be payable on a Coupon Payment Date if the closing value of any Underlier is less than its Coupon Threshold on the immediately preceding Coupon Observation Date.

Contingent Coupon:	If payable, $22.50 per $1,000 principal amount of Notes (corresponding to a rate of 2.25% per quarter or 9.00% per annum)
Coupon Observation Dates:	Quarterly
Coupon Payment Dates:	Quarterly

KEY TERMS (continued)
Call Feature:	If, on any Call Observation Date, the closing value of each Underlier is greater than or equal to its Initial Underlier Value, the Notes will be automatically called. Under these circumstances, investors will receive on the Call Settlement Date per $1,000 principal amount of Notes an amount equal to $1,000 plus the Contingent Coupon and any unpaid Contingent Coupons otherwise due. No further payments will be made on the Notes.
Call Observation Dates:	Quarterly
Call Settlement Date:	If the Notes are automatically called on any Call Observation Date, the Coupon Payment Date immediately following that Call Observation Date
Payment at Maturity:

If the Notes are not automatically called, investors will receive on the Maturity Date per $1,000 principal amount of Notes, in addition to any Contingent Coupon and any unpaid Contingent Coupons otherwise due:

•     If the Final Underlier Value of the Least Performing Underlier is greater than or equal to its Barrier Value: $1,000

•     If the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, an amount equal to:

$1,000 + ($1,000 × Underlier Return of the Least Performing Underlier)

If the Notes are not automatically called and the Final Underlier Value of the Least Performing Underlier is less than its Barrier Value, you will lose a substantial portion or all of your principal amount at maturity.

Coupon Threshold and Barrier Value:	With respect to each Underlier, 55% of its Initial Underlier Value
Underlier Return:	With respect to each Underlier: Final Underlier Value – Initial Underlier Value Initial Underlier Value
Initial Underlier Value:	With respect to each Underlier, the closing value of that Underlier on the Trade Date
Final Underlier Value:	With respect to each Underlier, the closing value of that Underlier on the Valuation Date
Least Performing Underlier:	The Underlier with the lowest Underlier Return

This document provides a summary of the terms of the Notes. Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus, as well as “Selected Risk Considerations” below, before making a decision to invest in the Notes:

https://www.sec.gov/Archives/edgar/data/1000275/000095010325011486/dp234219_424b2-citieln43.htm

The initial estimated value of the Notes determined by us as of the Trade Date, which we refer to as the initial estimated value, is expected to be between $913.93 and $963.93 per $1,000 principal amount of Notes and will be less than the public offering price of the Notes. We describe the determination of the initial estimated value in more detail in the accompanying preliminary pricing supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read also the “Selected Risk Considerations” section of the accompanying preliminary pricing supplement and the “Risk Factors” sections of the accompanying prospectus, prospectus supplement and product supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

•	You May Lose a Portion or All of the Principal Amount at Maturity.

•	You May Not Receive Any Contingent Coupons.

•	Any Payment on the Notes Will Be Determined Solely by the Performance of the Underlier with the Worst Performance Even If the Other Underlier Performs Better.

•	You Will Not Participate in Any Appreciation of Any Underlier, and Any Potential Return on the Notes Is Limited.

•	The Notes Are Subject to an Automatic Call.

•	Payments on the Notes Are Subject to Our Credit Risk, and Market Perceptions about Our Creditworthiness May Adversely Affect the Market Value of the Notes.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underliers on the Dates Specified.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain.

•	There May Not Be an Active Trading Market for the Notes; Sales in the Secondary Market May Result in Significant Losses.

•	The Initial Estimated Value of the Notes Will Be Less Than the Public Offering Price.

•	The Initial Estimated Value of the Notes Is Only an Estimate, Calculated as of the Trade Date.

•	Our and Our Affiliates’ Business and Trading Activities May Create Conflicts of Interest.

•	RBCCM’s Role as Calculation Agent May Create Conflicts of Interest.

•	You Will Not Have Any Rights to Any Underlier.

•	Any Payment on the Notes May Be Postponed and Adversely Affected by the Occurrence of a Market Disruption Event.

•	Anti-dilution Protection Is Limited, and the Calculation Agent Has Discretion to Make Anti-dilution Adjustments.

•	Reorganization or Other Events Could Adversely Affect the Value of the Notes or Result in the Notes Being Accelerated.

Royal Bank of Canada has filed a registration statement (including a product supplement, prospectus supplement and prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents that we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you those documents if you so request by calling toll-free at 1-877-688-2301.

As used in this document, “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada. Capitalized terms used in this document without definition are as defined in the accompanying preliminary pricing supplement.

Registration Statement No. 333-275898; filed pursuant to Rule 433